[PHOTO OF VAN KAMPEN INVESTMENTS]                Van Kampen Funds Inc.
                                                 1 Parkview Plaza, Suite 100
                                                 P.O. Box 5555
                                                 Oakbrook Terrace, IL 60181-5555

January 1,2009

Kevin Thompson
CUNA Mutual Insurance Society
5910 Mineral Point Road
Madison, Wisconsin 53703

Dear Mr. Thompson:

As you know, we have entered into a participation agreement among Van Kampen Life Investment Trust (the "Fund"), Van Kampen Funds Inc., Van Kampen Asset Management and CUNA Mutual Insurance Society (the "Company"), dated May 1, 2008, as may be amended from time to time (the "Participation Agreement"), providing for the purchase by the Company of shares of certain series of the Fund ("Portfolios") on behalf of its separate account(s) to fund certain variable life and annuity contracts ("Contracts"), each as specified in the Participation Agreement.

As consideration for various fund-related administrative services that the Company will provide in connection with the issuance of the Contracts ("Administrative Services"), we will pay to the Company, during the term of the Participation Agreement, an annual fee of 0.10% of the average daily net assets invested in the Class I Shares and the Class II Shares, as applicable, of the then offered Portfolios under the Contracts identified in the Participation Agreement (excluding all assets received during the guarantee (free look) periods from Contract holders that exercise their free look rights under the Contracts). We acknowledge that the Administrative Services to be provided by the Company are ones for which we, or our affiliates, as investment adviser and administrator to the Fund, would otherwise bear the cost directly. Such Administrative Services may include the following: (1) furnishing necessary personnel and facilities to establish and maintain accounting records for Contract holders; (2) receiving, aggregating and processing Contract holders' orders; (3) providing and maintaining elective Contract holders' services such as preauthorized investment and/or redemption plans; (4) furnishing Contract holders prospectuses, proxy statements, annual and semiannual reports to shareholders and other communications; (5) servicing Contract holders, including answering questions and handling correspondence from Contract holders; (6) reporting and withholding federal and state income tax related to Contract holders' accounts; and (7) providing such other assistance and services as may be reasonably requested by the Fund

CUNA Mutual Insurance Society
January 1,2009

Payment will be made on a quarterly basis during the month following the end of each calendar quarter and shall be prorated for any portion of such period during which this letter agreement is in effect for less than the full quarter. The fee will be calculated based on the average daily net assets invested in Class I Shares and the Class II Shares of the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

The Company represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to such services. The Company further agrees to provide copies of any such records maintained and preserved, as reasonably requested by us or our representatives, to enable us or the Fund to monitor and review the Administrative Services provided by the Company, or comply with any request of the Board of the Fund, or a governmental body or a self-regulatory organization.

This letter agreement may be executed simultaneously in counterparts, each of which taken together shall constitute one and the same instrument. In addition, this letter agreement may be amended only upon mutual consent of the parties hereto in writing and will terminate: (i) upon mutual agreement of the parties hereto, (ii) upon thirty (30) days advance written notice by either party delivered to the other party, or (iii) automatically upon the termination of the Participation Agreement.

If you agree to the foregoing, please sign the enclosed copies of this letter and return them to Joseph C. Benedetti, c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Sincerely,

Van Kampen Asset Management

By:    /s/ Edward Wood
       ----------------------
Name:  Edward Wood
Title: Managing Director

AGREED and ACCEPTED:

CUNA Mutual Insurance Society

By:    /s/ Kevin S. Thompson
       ----------------------
Name:  Kevin S. Thompson
Title: Senior Vice President - Asset Accumulation Products

                                        2